Phone:  260-455-6918
Fax:  260-455-5135

November 3, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re:       Lincoln Variable Insurance Products Trust
CIK No. 0000914036
File Nos. 811-08090; 033-70742
SEC Accession No. 0000726865-09-000947
Request for Withdrawal of Post-Effective Amendment No. 64 Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Lincoln Variable Insurance Products Trust (the “Trust”) hereby requests the withdrawal of the above-referenced post-effective amendment to its registration statement on Form N-1A, filed with the Securities and Exchange Commission on October 2, 2009 (the “Amendment”).

The Amendment has not yet become effective, but was to become effective on or about December 16, 2009. We believe that the withdrawal is consistent with the public interest and the protection of investors.  No securities were sold in connection with the Amendment. Therefore, the Trust respectfully requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.

If you have any questions regarding this matter, please contact the undersigned at 260-455-6918.

Very truly yours,

/s/ Colleen E. Tonn

Colleen E. Tonn
Senior Counsel